FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November 2002

                        BANCO ITAU S.A. (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
    01014-919 Sao Paulo, SP, Brazil (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.   Form 20-F     X           Form 40-F
                                                   ---


Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------------.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        BANCO ITAU S.A.
                                                           (Registrant)


Date: November 6, 2002                     By:      /s/ Alfredo Egydio Setubal
                                                  ------------------------------
                                           Name:  Alfredo Egydio Setubal
                                           Title: Investor Relations Officer

                                     By:   /s/ Silvio Aparecido de Carvalho
                                           --------------------------------
                                           Name:   Silvio Aparecido de Carvalho
                                           Title:  Chief Accounting Officer

EXHIBIT INDEX
1. Announcements to the Market
  i. Re: The Results of a meeting of the Administrative Council on November 4, 2002, for the purposes of examining the proposal for firstly an association with the controlling group of Banco BBA Creditanstalt S.A. and secondly, a corporate reorganization.
ii. Re: Notice of an Extraordinary General Meeting to be held on November 21, 2002.

                                   Exhibit 1.i

                                 BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04                                      NIRE. 35300023978
                            A Publicly Held Company



                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid in Capital: R$4,260,500,000.00 - 113,451,148,264 shares



            MEETING OF THE ADMINISTRATIVE COUNCIL OF NOVEMBER 4, 2002



         On November 4, 2002, the Administrative Council of BANCO ITAU S.A. met at its corporate headquarters under the chairmanship of Dr. Olavo Egydio Setubal, also present, pursuant to Article 163, Paragraph 3 of Law 6,404/76, the members of the Fiscal Council, for the purposes of examining the proposal for firstly an association with the controlling group of Banco BBA Creditanstalt S.A. and secondly, a corporate reorganization.

         The Councilor, Dr. Roberto Egydio Setubal, Banco Itau's President and CEO expanded at length on the objectives of the association with the controlling group of Banco BBA Creditanstalt S.A., particularly highlighting Banco BBA Creditanstalt S.A.'s specialist capabilities in the area of large corporate customers. This aspect, allied to Itau's skills in providing services and in financial operations, its close relationship with corporate customers and its solid capital base, will result in the creation of a new bank, Itau BBA S.A, enjoying operating autonomy and a shared control, above all, strengthening the segmentation of the corporate banking and investment bank businesses.

         Dr. Roberto Setubal continued by underscoring the strategic aspects of this association, which combined with Itau's permanent objective in seeking to adopt the most modern practices, has also translated into the need for a corporate reorganization. In line with this reorganization, the companies and the various financial business segments will be placed under the corporate control of Banco Itau Holding Financeira S.A. (Itau Holding), the new denomination of Banco Frances e Brasileiro S.A., the financial institution which is to incorporate the totality of Banco Itau S.A.'s shares.

         Its broad aspects having been examined, the Councilors approved the association, the terms of the related material fact to be published and its due announcement to the Market. At the same time, the Council Members decided to convene a general stockholders' meeting to be held on November 21, 2002 at 3:00 p.m. to examine the proposal for a corporate reorganization, details of which are as follows

BANCO ITAU S.A.                                                          Page 2
Meeting of the Administrative Council of November 4, 2002

                     "THE ADMINISTRATIVE COUNCIL'S PROPOSAL

Stockholders,

         BANCO ITAU S.A.'s Administrative Council has decided to submit the following proposal for the General Meeting's examination and decision:

                  I - CONVERSION INTO A WHOLLY OWNED SUBSIDIARY
                      -----------------------------------------

         - incorporation of all shares representing Banco Itau S.A.'s capital stock by Banco Itau Holding Financeira S.A (which is in the process of being transformed into a listed publicly held company) and Banco Itau's subsequent transformation into a wholly owned company, pursuant to Article 252 of Law 6,404/76 and for this purpose, approving through this act, "The Justification and Protocol" transcribed below, and authorizing the Board of Directors to subscribe the capital increase in the incorporating company, for account of the stockholders of this company:

          'JUSTIFICATION AND PROTOCOL FOR THE INCORPORATION OF SHARES
             OF BANCO ITAU S.A. BY BANCO FRANCES E BRASILEIRO S.A.,
   in the process of being re-denominated Banco Itau Holding Financeira S.A.
   -------------------------------------------------------------------------

         BANCO ITAU S.A., with its head office in the City of Sao Paulo (State of Sao Paulo) at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian Corporate Taxpayers' Register (CNPJ) with the number 60.701.190/0001-04 and in the Companies' Register (NIRE) with the number 35300023978, hereafter denominated ITAUBANCO, and BANCO FRANCES E BRASILEIRO S.A., in the process of being redenominated Banco Itau Holding Financeira S.A., with its head office in the City of Sao Paulo (State of Sao Paulo), at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, enrolled in the Brazilian Corporate Taxpayers' Register (CNPJ) with the number 60.872.504/0001-23 and in the Companies' Register (NIRE) with the number 35300010230, hereafter denominated BFB, represented by its legally undersigned representatives, do hereby agree through this document to propose to its stockholders, the incorporation by BFB of the totality of the shares representing the capital stock of ITAUBANCO, the latter to become a wholly owned subsidiary of the former, pursuant to Article 252 of Law 6,404/76, in accordance with the following basic points:

a) the incorporation is justified by the concomitant corporate reorganization which will result in a greater operating autonomy for the businesses, ensuring that recently identified opportunities can be more effectively explored, thus contributing to stockholder value, however without any change both to the institutions' ultimate control, which will continue to be held by Itausa - Investimentos Itau S.A., and also in stockholders' rights, particularly those relating to income distribution (dividends, interest on capital, etc.)

b) the incorporation of ITAUBANCO's shares by BFB shall be effected in the amount of R$ 9,692,513,258.81 (nine billion, six hundred and ninety-two million, five hundred and thirteen thousand, two hundred and fifty-eight reais and eighty-one cents), based on the

BANCO ITAU S.A.                                                          Page 3
Meeting of the Administrative Council of November 4, 2002

   valuation at September 30, 2002's book value of ITAUBANCO's shares, representing the controlling stake being traded in the market or held as treasury shares and based on the appraisal prepared by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C, contracted by the BFB's Board of Directors and subject to ratification by the stockholders' meeting;

c) BFB's capital stock shall be increased by R$ 4,245,236,934.27 (four billion, two hundred and forty-five million, two hundred and thirty-six thousand, nine hundred and thirty-four reais and twenty-seven cents), and the amount of R$ 5,447,276,324.54 (five billion, four hundred and forty-seven million, two hundred and seventy-six thousand, three hundred and twenty-four reais and fifty-four cents) shall constitute Capital Reserves - Share Issue Premium;

d) consequently, BFB shall issue 113,295,379,557 new dematerialized shares, of which 61,842,548,041 shall be common and 51,452,831,516 preferred shares, with no par value, its current stockholders having no preemptive subscription rights in accordance with Article 252, Paragraph 1 of Law 6,404/76;

e) these new shares issued by "BFB" shall be totally subscribed and paid in through verification by "BFB" of the 61,842,548,041 common dematerialized shares and 51,452,831,516 dematerialized preferred shares with no par value, held by ITAUBANCO's remaining stockholders, including those shares held as treasury stock;

f) in this way, ITAUBANCO's stockholders will have their shareholdings substituted on a proportional basis for dematerialized shares issued by "BFB" of the same type with the same characteristics with a substitution ratio of 1
   (one) new common share for each common share and 1 (one) new preferred share for each preferred share held, in accordance with appraisal prepared by the specialized company, Boucinhas & Campos + Soteconti Auditores Independentes S/C;

g) BFB shall issue shares in substitution of all the shares comprising ITAUBANCO's capital stock, generating a reciprocal holding representing that portion of the existing shares held by ITAUBANCO as treasury stock, such shares being subject to the legal conditions permitting share buy-backs;

h) ITAUBANCO shall register the reciprocal holding created and maintaining the shares issued by BFB as treasury stock, and recognized in "BFB"'s balance sheet accounts by the simultaneous recording of shares held in treasury with an adjustment for the respective investment in the value corresponding to the cost of shares held by ITAUBANCO as treasury stock;

i) ITAUBANCO's shares shall continue to be traded on the Stock Exchanges until the conclusion of a) the ratification by the Central Bank of Brazil of the general meetings approving the incorporation of ITAUBANCO's shares by BFB; and b) the CVM's approval of BFB's registration as a publicly held company;

j) the rights enjoyed by ITAUBANCO's shares shall remain unaltered including those relating to income distribution, the payments of which shall be affected by ITAUBANCO until the

BANCO ITAU S.A.                                                          Page 4
Meeting of the Administrative Council of November 4, 2002

   Central Bank of Brazil's ratification of the process and BFB's registration as a publicly held company by the CVM. Once these regulatory requirements are complete, the payments will be affected by BFB;

k) the variation in ITAUBANCO's stockholders' equity between September 30, 2002, the balance sheet base date for the share incorporation, and the date on which the general meetings' decisions are ratified by the Central Bank of Brazil, shall be booked by BFB to the income statement for the period as equity income should ratification occur by December 31, 2002. Should ratification occur after December 31, 2002, the variation amount shall be registered: (i) as an adjustment to retained profits or losses for the period, September 30, 2002 to December 31, 2002; (ii) and in results as equity income for the fiscal period from December 31, 2002 to the Central Bank of Brazil ratification date;

1) BFB's capital stock shall be increased from R$ 15,263,065.73 to R$ 4,260,500,000.00, representing 113,451,148,264 (one hundred and thirteen billion, four hundred and fifty-one million, one hundred and forty-eight thousand, two hundred and sixty-four) dematerialized shares with no par value, of which 61,998,316,748 (sixty-one billion, nine hundred and ninety-eight million, three hundred and sixteen thousand, seven hundred and forty-eight) common shares and 51,452,831,516 (fifty-one billion, four hundred and fifty-two million, eight hundred and thirty-one thousand, five hundred and sixteen) preferred shares;

m) Article 3 of BFB's articles of association shall be altered to register the new capital stock and the quantity of shares it represents;

n) ITAUBANCO's and BFB's stockholders with rights of dissent from the decisions taken by the general meetings which approved this Protocol, shall be assured reimbursement for their shares in accordance with the prevailing legal provisions;

o) estimated costs of the operation in addition to those with respect to the corporate acts, shall be basically limited to expenses related to external consultants, appraisers and auditors, estimated at R$ 150,000.00 (one hundred and fifty thousand reais);

p) with the exception of the Central Bank of Brazil and the Brazilian
   Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM), the operation has not been, neither will it be, submitted for the approval of other regulatory or anti-trust bodies, be they Brazilian or foreign;

q) this and all other documents relating to this incorporation of shares shall be made available to the stockholders of the companies involved at the latter's respective head offices.


                  Sao Paulo-SP, November 4, 2002.
                  BANCO ITAU S.A.
                  (signed) Roberto Egydio Setubal and Henri Penchas -
                      President and Senior Vice-President, respectively

                  BANCO FRANCES E BRASILEIRO S.A.
                  signed) Roberto Egydio Setubal and Sergio Silva de Freitas
                      - President and CEO, respectively.'

BANCO ITAU S.A.                                                          Page 5
Meeting of the Administrative Council of November 4, 2002

         II - CHANGE IN THE ADDRESS OF THE CORPORATE HEAD OFFICE
              --------------------------------------------------
         - to ratify the Administrative Council's decision at its meeting on August 5, 2002 with respect to the change in the corporate head office's address from Rua Boa Vista 176, to Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, both in the City of Sao Paulo (State of Sao Paulo);

            III - RATIFICATION OF THE ELECTION OF THE FISCAL COUNCIL
                  --------------------------------------------------
         - ratification of the election of the Member of the Fiscal Council, Gustavo Jorge Laboissiere Loyola, elected at the Annual and Extraordinary General Meetings of April 30, 2002, with respect to exempting him from compliance with item I Paragraph 3 of Article 147 of Law 6,404/76, and as amended by Law 10,303/01, in view of the Member's position on the Administrative Council of another Financial Institution;

                   IV - CHANGES IN THE ARTICLES OF ASSOCIATION
                        --------------------------------------
         - finally we propose to change Banco Itau S.A.'s articles of association to reflect its transformation into a wholly owned subsidiary by excluding the provisions relating to: authorized capital, share buy-backs, Administrative Council, Itaubanco Options Committee, Itaubanco Internal Controls Committee, Consultative Council, International Consultative Council and conversion of preferred shares in common shares, herein reworded and duly consolidated as follows

                            'ARTICLES OF ASSOCIATION
                             -----------------------

Article 1 - DENOMINATION, INCORPORATION, TERM AND HEAD OFFICE - The closed joint stock company governed by these articles of association and denominated BANCO ITAU S.A., was founded in December 28 1943, and incorporated for an indeterminate period, with its head office and address for legal purposes in the City of Sao Paulo, State of Sao Paulo.

Article 2 - OBJECTIVE - The Company has as its purpose banking activities in all their authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,260,500,000.00 (four billion, two hundred and sixty million, five hundred thousand reais), represented by 113,451,148,264 (one hundred and thirteen billion, four hundred and fifty-one million, one hundred and forty-eight thousand, two hundred and sixty-four) common dematerialized shares with no par value.

3.1. Dematerialized Shares - Without any alteration in the rights and restrictions which are inherent to them, under the provisions of this article, all the company's shares will be in dematerialized form, being registered in deposit accounts at an Authorized Financial Institution in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404, of December 15, 1976, the charge to the stockholders of the remuneration cited in Paragraph 3 of
      Article 35 of the said law being permitted.

BANCO ITAU S.A.                                                           Page 6
Meeting of the Administrative Council of November 4, 2002

3.2. Share Buybacks - subject to the authorization of the Board of Directors, the company may acquire its own shares for the purposes of cancellation or for holding as treasury stock for subsequent sale.

Article 4 - MANAGEMENT - The company shall be managed by a Board of Directors comprising stockholders or otherwise, resident in Brazil and elected by the General Stockholders' Meeting. No Director may be elected who is more than 62 (sixty-two) years of age on the election date.

4.1. The Directors shall be invested in their posts by signing the Board of Director's Minutes Register of the Board of Directors, following ratification of their election by the appropriate authorities.

4.2. The General Meeting shall establish the Director's compensation.

4.3. The Board of Directors shall comprise between 40 (forty) and 85 (eighty-five) members, to include the President, CEO, Senior Vice-presidents, Executive Vice-presidents, Executive Directors, Legal Consultant, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Administrative Council when establishing these positions.

4.4. As a component part of the Board of Directors, the President, CEO, the Senior Vice-presidents, the Executive Vice-presidents, the Executive Directors and the Legal Consultant will form an Executive Group, comprising between 5 (five) to 22 (twenty-two) members, at the discretion of the Administrative Council, endowed with powers to lay down the Bank's strategic guidelines and business policy, approve and implement the its Internal Rules and Staff Regulations.

4.5. In the case of absence or incapacity of any Director, the Board of Directors will choose the interim deputy from among its members. The CEO will deputize for the President in the latter's absence or incapacity. Should there be a vacancy on the Board, the Directors shall have the discretion to decide whether the position should be filled on an interim basis.

4.6. The same Director may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

4.7. The Directors shall have mandates of 1 (one) year's duration with reelection permitted and shall remain in their positions until their successors take Office.

Article 5 - DIRECTORS' RESPONSIBILITIES AND POWERS - Two Directors, one of whom must necessarily be a member of the Executive Group, will have the powers to represent the company, assuming obligations or exercising rights in any act, contract or document which implies a commitment on the part of the Bank, including the rendering of guarantees on behalf of third parties.

BANCO ITAU S.A.                                                          Page 7
Meeting of the Administrative Council of November 4, 2002

5.1. Two Directors, members of the Executive Group, shall have the powers to agree to and waive rights, and irrespective of authorization from the Administrative Council, also pledge and sell permanent assets and decide on the installation, extinction or reorganization of branches.

5.2. It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Executive Group and the Board of Directors and supervise the activities of the latter.

5.3. It is the responsibility of the CEO to work jointly with the President in the exercising of the latter's duties, to structure the Bank's services and establish the internal and operational norms.

5.4. The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and the representation of the Bank with organs or entities.

5.5. The Executive Directors are responsible for assisting the CEO, the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

5.6. The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Directors.

5.7 The Senior Managing Directors and Managing Directors are responsible for carrying out the functions ascribed to them by the Executive Group in the various Areas of the Bank or its specific Portfolios

Article 6 - FISCAL COUNCIL - The company shall have a Fiscal Council, which shall function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council shall be in accordance with the provisions of Articles 161 to 165 of Law 6404 of 1976.

Article 7 - GENERAL MEETING - The activities of the General Meeting shall be presided over by the President and a stockholder designated by the former shall act as secretary.

Article 8 - THE FISCAL YEAR - The fiscal year shall end on December 31 of each year. Semiannual balance sheets shall be raised and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends according to the legal provisions.

Article 9 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors shall present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

BANCO ITAU S.A.                                                           Page 8
Meeting of the Administrative Council of November 4, 2002

9.1. before any other allocation, 5% (five per cent) shall be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

9.2. the value to be allocated to dividend payments to stockholders shall be specified in accordance with the provisions in Article 10;

9.3. the remaining balance shall be allocated in accordance with what is proposed by the Board of Directors including the reserve cited under
     Article 11, ad referendum of the General Meeting.

Article 10 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year restated for the decline or increase in the values specified in sub-paragraphs I, II and III of Article 202 of Law 6,404/76.

10.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the "Dividend Equalization Reserve" shall be credited back to this same reserve account.

10.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount paid or credited against the value of the mandatory dividend pursuant to Articles 9, Paragraph 7 of Law 9,249/95.

Article 11 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Controlled Companies.

11.1. The Dividend Equalization Reserve shall be limited to 40% of the value of capital stock and its purpose shall be the payment of dividends, including interest on capital (item 10.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, comprising funds as follows:

      a) the equivalent of up to 50% of the fiscal year's net profit, restated according to Article 202 of Law 6,404/76;
      b) the equivalent of up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings;
      c) the equivalent of up to 100% of the restated value for previous fiscal years, recorded as retained earnings;
      d) originating from the credits corresponding to interim dividend payments (10.1).

11.2. Reinforcement for Working Capital Reserve shall be limited to 30% of the value of capital stock and its purpose shall be to guarantee the company's day-to-day funding requirements and comprising resources equivalent of a maximum of 20% of the fiscal year's net income, restated pursuant to
      Article 202 of Law 6,404/76.

BANCO ITAU S.A.                                                          Page 9
Meeting of the Administrative Council of November 4, 2002

11.3. Reserve for Capital Increase in Controlled Companies shall be limited to 30% of the value of capital stock, its purpose being to ensure the exercise of preemptive subscription rights to capital increases in controlled companies and comprising funds equivalent to a maximum of 50% of the fiscal year's net earnings, restated pursuant to Article 202 of Law 6,404/76.

11.4. From time to time when proposed by the Board of Directors, portions of this reserve shall be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

11.5. The profits allocated to the reserves shall be separated in specific sub-accounts according fiscal year of origin and the Board of Directors shall specify those profits used in the distribution of interim dividends, which may be debited to the different sub-accounts, according to stockholder category

         Finally it is proposed to publish the minutes of the meeting, omitting the names of the stockholders present pursuant to Article 130, Paragraph 2 of Law 6,404/76.

         This proposal is hereby submitted for the examination of the Stockholders. Sao Paulo-SP, November 4, 2002. (signed) Olavo Egydio Setubal, Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas."

         Dr. Olavo Egydio Setubal, then informed the Members of the Administrative Council that the Fiscal Council had issued an opinion on the aforesaid proposal transcribed in the appropriate register as follows:

                          "THE FISCAL COUNCIL'S OPINION

      The effective members of the Fiscal Council of BANCO ITAU S.A. have examined the Administrative Council's Proposal of today's date with respect to the incorporation of all shares representing the capital stock of this company by Banco Frances e Brasileiro S.A., in the process of being re-denominated Banco Itau Holding Financeira S.A., and its consequent transformation into a wholly owned subsidiary, pursuant to
      Article 252 of Law 6,404/76. The members of the Fiscal Council believe that the proposal is technically justified and declare their agreement for the said proposal to be submitted for the examination of the General Meeting. Sao Paulo-SP, November 4, 2002. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima."

BANCO ITAU S.A.                                                         Page 10
Meeting of the Administrative Council of November 4, 2002

         In conclusion, the members of the Administrative Council authorized the publication of the convening notice of the General Meeting.

         The meeting's agenda having been completed, the Chairman requested the transcription of these minutes, which having been read and approved, were signed by all and the meeting declared closed. Sao Paulo-SP, November 4, 2002. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

              I CERTIFY THAT THESE MINUTES ARE AN EXACT COPY OF THE
                       ORIGINAL TRANSCRIBED IN THE MINUTES REGISTER

                         Sao Paulo-SP, November 4, 2002.



                                                    ALFREDO EGYDIO SETUBAL
                                                    Investor Relations Director

                                  Exhibit l.ii

                                 BANCO ITAU S.A.

CNPJ. 60.701.190/0001-04                                      NIRE. 35300023978
                             A Publicly Held Company


                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                         ANNOUNCEMENT OF A MATERIAL FACT

                             CONVENING NOTICE OF AN
                          EXTRAORDINARY GENERAL MEETING
                          -----------------------------

         The stockholders of BANCO ITAU S.A. are hereby invited by the Administrative Council to an extraordinary general meeting to be held on November 21, 2002 at 3:00 p.m. in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha, 100, in the City of Sao Paulo, for the purpose of examining:

         1. the proposal for incorporating all shares of this Bank by Banco Itau Holding Financeira S.A. (a company which is in the process of being transformed into a publicly held company) and the consequent transformation of Banco Itau S.A. into a wholly owned subsidiary pursuant to article 252 of Law 6,404/76, the stockholders of the latter company to receive the shares in the incorporating company, such shares to be of the same type and proportional to the respective shareholdings;

         2. the Administrative Council's decision at its meeting of August 8, 2002 with respect to the change in the address of the corporate head office;

         3. the ratification of the Fiscal Council;

         4. the changes in the Articles of Association to reflect the transformation into a wholly owned subsidiary by excluding the provisions relating to: authorized capital, purchase of share options, Administrative Council, Itaubanco Options Committee, Itaubanco Internal Controls Committee, Consultative Council, International Consultative Council and conversion of preferred shares in common shares, all of which will come into effect following the approval by the appropriate authorities.



                                        Sao Paulo-SP, November 4, 2002.
                                        ADMINISTRATIVE COUNCIL
                                        OLAVO EGYDIO SETUBAL
                                        Chairman

                             NOTICE TO STOCKHOLDERS
                             ----------------------

         Pursuant to the provisions of article 4 of CVM Instruction 319 of December 3, 1999, we wish to advise Stockholders that the conclusive appraisal reports on which the share incorporation is based and subject to the decision of the extraordinary general meeting to be held on November 21, 2002, are available at the company's head office at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa, in the City of Sao Paulo.

                                        Sao Paulo-SP, November 4, 2002.

                                        ALFREDO EGYDIO SETUBAL
                                        Investor Relations Director